HESKETT & HESKETT

ATTORNEYS AT LAW

JOHN HESKETT

                  501 SOUTH JOHNSTONE, SUITE 501

  TELEPHONE  (918) 336-1773

ZACHARY HYDEN

BARTLESVILLE, OKLAHOMA 74003

  FACSIMILE  (918) 336-3152

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  Email: info@hesklaw.com

JACK HESKETT (1932 - 2005)

BILL HESKETT (1933 - 1993)

4 January 2007

Pamela A. Long, Assistant Director

U.S. Securities and Exchange Commission

100 F Street, NE

Washington DC 20549-4561

Re:

Famous Uncle Al's Hot Dogs & Grille, Inc.

Filed November 16, 2006

File No. 333-132948

Dear Ms. Long:

Following please find our responses to your comments detailed in your correspondence dated November 22, 2006, in reference to the Company named above.

Prospectus Summary

1.

We note your response to prior comment 2. It does not appear that you have updated the financial information appearing under Item 3 - Summary Information and Risk Factors. Please revise to update this information as of September 31, 2006.

Response: The financial information appearing under Item 3- Summary Information and Risk factors has been revised to include financial information as of September 31, 2006.

Financial Statements

2.

It appears that you have included a portion of the financial statements of' the predecessor, Famous Uncle Al's Hot Dogs, inc., twice. Please remove the incomplete version of these financial statements.

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Response: We have revised the referenced section by removing the duplicate financial statements of the predecessor, Famous Uncle Al’s Hot Dogs, Inc.

Financial Statements of Famous Uncle Al's Hot Dogs & Grille, Inc. Statement of Operations

3.

We note that you have labeled your Statement of Operations for the period from March 4, 2005 (inception) to December 31, 2005 as "Famous Uncle Al's Hot Dogs, Inc." Please revise to label this statement as "Famous Uncle Al's Hot Dogs & Grille, Inc."

Response: The label on the Statement of Operations for the period from March 4, 2005 (inception) to December 31, 2005 has been revised to state “Famous Uncle Al’s Hot Dogs & Grille, Inc.

4.

We note your response to comment 6. We reissue our prior comment 16 from our letter dated September 22, 2006. Please disclose loss per share information for each period presented in your annual financial statements of Famous Uncle Al's Hot Dogs & Grille, Inc., as required by SFAS 128.

Response: We have revised the referenced section by including the loss per share information for each period presented in our annual financial statements.

Note 2 - Purchase of Assets

5.

We note your response to comment 7. Please expand your policy to describe the steps in the goodwill impairment test, as discussed at paragraphs 19 and 20 of SFAS 142.

6.

Exhibit 23.1

Response: We have revised the referenced section by adding the following language:

The first step of the goodwill impairment test, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount, including goodwill. The second step of the goodwill impairment test, used to measure the amount of impairment loss, compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. We allocate the fair value of a reporting unit to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the price paid to acquire the reporting unit.  The excess of the fair value of a reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill.

7.

We note that your auditor's consent refers to a report dated May 30, 2006. This date does not correspond to the date of the report contained in the filing, which is March 31, 2006. Please ask your auditor to revise the consent accordingly and include a reference to his report dated November 28, 2006 regarding the financial statements of Famous Uncle Al's Hot Dogs, Inc.

Response: We have revised the date to March 31, 2006.

Finally, as requested, the Company acknowledges that:

●

The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

●

Changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal Securities Laws of the United States.

Very truly yours,

/s/   John Heskett

John Heskett

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